

May 14, 2014

<u>Via E-mail</u>
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

> Re: **HMS Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 12, 2014**
> **File No. 000-50194**

Dear Mr. Lucia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Business Overview, page 35</u>

1. Please tell us what consideration you have given to filing the agreement with the Centers of Medicare & Medicaid Services (CMS) as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. We note that CMS accounted for 22.3% and 18.2% of total revenues for the fiscal years 2013 and 2012, respectively, and that the contract was modified to provide for a term expiring in April 2016. Also, tell us what consideration you have given to discussing the business and financial impact, if any, of the decision by CMS to

pause the operations of the current Medicare Recovery Auditors on your modified agreement that is set to expire in April 2016.

Liquidity and Capital Resources, page 43

2.   We note that your discussion of cash flows addresses the periods as of December 31, 2013 and 2012. Tell us what consideration you gave to the guidance in Instruction 1 to Item 303(A) of Regulation S-X that the discussion should generally cover the three-year period covered by the financial statements.

3.   Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows. Tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

4.   You indicate that days sales outstanding increased as a result of delays in receipt of payment from several clients. Explain the nature of these delays. Tell us what consideration you gave to specifically identifying any underlying material trends or uncertainties contributing to the delays. We further note that days sales outstanding has continued to increase as of March 31, 2014. Explain the nature of the increase in these further delays. In this regard, you indicate in your earnings call on May 9, 2014 that days sales outstanding was impacted by the Medicare RAC contract as well as the alignment of your revenue recognition methodologies. Please clarify how these factors contributed to the change in days sales outstanding and what consideration you gave to enhancing the discussion in your Form 10-Q for the quarterly period ended March 31, 2014, accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant